

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
Thomas A. Nicolette
Chief Executive Officer, President and Director
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

Re: Akers Biosciences, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 8, 2013
File No. 333-190456

Dear Mr. Nicolette:

We have reviewed your amended registration statement and your response letter dated October 8, 2013 to our comment letter dated September 3, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2 It is also inappropriate for your underwriters to state that they have not independent verified any of the information included in your registration statement. Please remove any such reference from your filing.

Dilution, page 30

2. We note your response to prior comment 22. Please revise the table illustrating dilution per share to new investors to show separate captions for historical net tangible book value per share at June 30, 2013 and the effect of the conversion of 50,000,000 shares of Series A Preferred Stock immediately prior to the consummation of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

3. We note your response to prior comment 23. In your description of your recent equity financing, please specify that your secondary public offering related to your common shares traded on the AIM market of the London Stock Exchange.

Research and Development Expenses, page 34

4. We note your response to comment 26. Please clearly state that you do not track research and development costs by major product, either for external or internal costs, if such is the case. Consider providing an alternative breakdown such as distinguishing between Class I, Class II, and Class III devices. This disclosure helps provide information necessary to understand your pipeline and trends by division. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends.

Financial Statements
General

5. We note your response to prior comment 38. Please revise the Statements of Operations to disclose related party transactions on the face of the financial statements, including the transactions with Chubeworks, as required by Rule 4-08(k) of Regulation S-X.

Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2013 and the Six Months Ended June 30, 2012
Note 19-Subsequent Events, page F-14

6. As a reminder, please disclose any equity issuances made subsequent to the balance sheet date, such as common stock, preferred stock, options, warrants, etc. Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any transactions. Disclose the reasons for any differences between the fair value used for the equity issuances and your anticipated IPO price.

Consolidated Financial Statements for the Year Ended December 31, 2012 and the Year Ended December 31, 2011
Note 18-Subsequent Events, page F-36

7. We note your response to prior comment 47. We acknowledge the information provided in your response but continue to have difficulty in understanding the basis for your accounting treatment. Please provide us an analysis of your application of guidance in ASC 605-25-25 and 30 in determining the accounting treatment for all deliverables under the Amended License and Supply Agreement with Chubeworks, as well as the simultaneous sale of your 20% interest in en (10) to Chubeworks and its purchase of 80 million shares of your common stock. Refer to ASC 605-25-3 and provide the required disclosures under ASC 605-25-50.

8. We note your response to prior comment 48. Please provide additional disclosure to explain the difference between the $0.02 price per share and your anticipated IPO price. We may have further comments once the IPO price has been set.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Joseph Lucosky, Esq.
         Lucosky Brookman LLP
         101 Wood Avenue South, 5th Floor
         Woodbridge, NJ 08830